

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

G. Michael Sievert
Chief Executive Officer
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, WA 98006

> **Re: T-Mobile US, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 30, 2021**
> **File No. 333-254882**

Dear Mr. Sievert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 460 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry Spirgel, Office Chief, at (202) 551-3815, with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mark Hayek, Esq.